Can-Fite BioPharma Ltd.

26 Ben Gurion Street

Ramat Gan 5257346 Israel

April 1, 2026

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Can-Fite BioPharma Ltd.
Registration Statement on Form F-3 File No. 333-294760

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Can-Fite BioPharma Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-294760) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on April 3, 2026 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Gary Emmanuel at (212) 801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

CAN-FITE BIOPHARMA LTD.

By:	/s/ Motti Farbstein
	Name:	Motti Farbstein
	Title:	Chief Executive Officer and
Chief Financial Officer

cc: Gary Emmanuel (Greenberg Traurig, LLP)